                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1995


          OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______ to
     ________

Commission file number 0-7416

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SMS Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Shared Medical Systems Corporation
               51 Valley Stream Parkway
               Malvern, Pennsylvania 19355

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
              INDEX TO FINANCIAL STATEMENTS, NOTES AND SCHEDULES
              --------------------------------------------------

                                                                         PAGE
                                                                       REFERENCE
                                                                       ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1995 and 1994                                               4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1995                                     5

NOTES TO FINANCIAL STATEMENTS                                              7

SCHEDULE I: ITEM 27 (a) - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT - DECEMBER 31, 1995                                      11

SCHEDULE II: ITEM 27 (d) SCHEDULE OF REPORTABLE
  TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995                       12

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 14

SIGNATURE PAGE                                                            15

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee
SMS Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SMS Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee ("Management"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits, with fund information for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1995 and of reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP
Philadelphia, PA
May 16, 1996

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------
                                (in thousands)

                                                           DECEMBER 31
                                                      ------------------------
                                                         1995          1994
                                                      ----------    ----------
     RECEIVABLES:
        Participant Contributions.................... $    1,082    $      971
        Company Contributions........................        238           478
        Dividends, Interest and Capital Gains........         60            57
     PARTICIPANTS' LOANS RECEIVABLE..................      2,899         2,169
     INVESTMENTS, AT FAIR VALUE:
        SMS Common Stock.............................     15,495         8,883
        Vanguard Wellington Fund.....................      4,760         2,530
        Vanguard Windsor Fund........................     44,398        30,898
        Vanguard W. L. Morgan Growth Fund............     16,655        10,851
        Vanguard Fixed Income Securities Fund........     17,408        12,945
        Vanguard Money Market Fund...................      9,210         7,522
        Vanguard Index Trust.........................     20,723        12,581
        Vanguard Primecap Fund.......................      2,457          -
        Vanguard International Growth Portfolio......        653          -
        Vanguard Bond Index Fund.....................         62          -
                                                      ----------    ----------
           NET ASSETS AVAILABLE FOR BENEFITS......... $  136,100    $   89,885
                                                      ==========    ==========

       The accompanying notes are an integral part of these statements.

                          SMS RETIREMENT SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                (in thousands)


                                                                                  COMMON
                                                                                   STOCK            WELLINGTON           WINDSOR
                                                                                    FUND               FUND               FUND
                                                                               -------------       -------------       -----------
INVESTMENT INCOME:
    Interest, Dividends, and Capital Gains Distributions.......................  $     253           $     218         $    4,970

PARTICIPANTS' CONTRIBUTIONS....................................................      1,317                 951              5,338

COMPANY CONTRIBUTIONS..........................................................        297                 184              1,070

PARTICIPANT REDISTRIBUTIONS....................................................       (993)                259             (1,788)

NET REALIZED GAINS ON DISPOSAL OF
    INVESTMENTS................................................................        383                  68                619

UNREALIZED APPRECIATION/(DEPRECIATION)
    OF INVESTMENTS.............................................................      5,819                 737              4,256

DISTRIBUTIONS TO PARTICIPANTS..................................................       (348)               (169)              (944)

PARTICIPANTS' LOANS ISSUED, NET OF
    REPAYMENTS.................................................................       (124)                  7               (108)
                                                                               ------------        -----------         -----------
NET INCREASE  IN PLAN ASSETS...................................................      6,604               2,253             13,413

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR..........................................................      9,062               2,594             31,421
                                                                               ------------        -----------         ----------
    END OF YEAR................................................................  $  15,666           $   4,847         $   44,834
                                                                               ============        ===========         ==========

                                                                                 MORGAN          FIXED           MONEY
                                                                                 GROWTH         INCOME          MARKET
                                                                                  FUND           FUND            FUND
                                                                               ----------      ---------      -----------
INVESTMENT INCOME:
    Interest, Dividends, and Capital Gains Distributions....................... $   1,415       $   1,095      $      466

PARTICIPANTS' CONTRIBUTIONS....................................................     1,771           1,859           1,150

COMPANY CONTRIBUTIONS..........................................................       352             391             244

PARTICIPANT REDISTRIBUTIONS....................................................      (144)           (886)            332

NET REALIZED GAINS ON DISPOSAL OF
    INVESTMENTS................................................................       197             167           -

UNREALIZED APPRECIATION/(DEPRECIATION)
    OF INVESTMENTS.............................................................     2,563           2,323           -

DISTRIBUTIONS TO PARTICIPANTS..................................................      (302)           (459)           (369)

PARTICIPANTS' LOANS ISSUED, NET OF
    REPAYMENTS.................................................................       (68)           (101)           (155)
                                                                                ----------      ----------     -----------
NET INCREASE  IN PLAN ASSETS...................................................     5,784           4,389           1,668

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR..........................................................    11,029          13,164           7,637
                                                                                ---------       ---------      ----------
    END OF YEAR................................................................ $  16,813       $  17,553      $    9,305
                                                                                =========       =========      ==========

The accompanying notes are an integral part of these statements.

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
               FOR THE YEAR ENDED DECEMBER 31, 1995  (continued)
               -------------------------------------------------
                                (in thousands)


                                                                                                                       INTERNAT'L
                                                                                            INDEX          PRIMECAP      GROWTH
                                                                                            TRUST            FUND      PORTFOLIO
                                                                                         ------------    ----------  -------------
INVESTMENT INCOME:
    Interest, Dividends, and Capital Gains Distributions.................................  $     460     $      66   $       17

PARTICIPANTS' CONTRIBUTIONS..............................................................      2,415           208           82

COMPANY CONTRIBUTIONS....................................................................        454            32            9

PARTICIPANT REDISTRIBUTIONS..............................................................        430         2,194          553

NET REALIZED GAINS ON DISPOSAL OF
    INVESTMENTS..........................................................................        169        -             -

UNREALIZED APPRECIATION/(DEPRECIATION)
    OF INVESTMENTS.......................................................................      4,560            (9)           3

DISTRIBUTIONS TO PARTICIPANTS............................................................       (292)       -             -

PARTICIPANTS' LOANS ISSUED, NET OF
    REPAYMENTS...........................................................................        (60)           13            4
                                                                                         ------------    -----------   --------
NET INCREASE  IN PLAN ASSETS.............................................................      8,136         2,504          668

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR....................................................................     12,808        -             -
                                                                                         -----------     -----------   --------
    END OF YEAR..........................................................................$    20,944     $   2,504      $   668
                                                                                         ===========     ===========   ========
                                                                                                 BOND       PARTICI-
                                                                                                INDEX       PANTS'
                                                                                                FUND        LOANS          TOTAL
                                                                                             -----------  -----------  ------------
INVESTMENT INCOME:
    Interest, Dividends, and Capital Gains Distributions.................................          2     $       191   $     9,153

PARTICIPANTS' CONTRIBUTIONS..............................................................         16        -               15,107

COMPANY CONTRIBUTIONS....................................................................          3        -                3,036

PARTICIPANT REDISTRIBUTIONS..............................................................         43        -              -

NET REALIZED GAINS ON DISPOSAL OF
    INVESTMENTS..........................................................................          1        -                1,604

UNREALIZED APPRECIATION/(DEPRECIATION)
    OF INVESTMENTS.......................................................................          1        -               20,253

DISTRIBUTIONS TO PARTICIPANTS............................................................      -                 (52)       (2,935)

PARTICIPANTS' LOANS ISSUED, NET OF
    REPAYMENTS...........................................................................          1             591        -
                                                                                         -----------     -----------      --------
NET INCREASE  IN PLAN ASSETS.............................................................         67             730        46,216

NET ASSETS AVAILABLE FOR BENEFITS:
    BEGINNING OF YEAR....................................................................      -               2,169        89,885
                                                                                         -----------     -----------      --------
    END OF YEAR..........................................................................$        67       $   2,899    $  136,100
                                                                                         ===========     ===========     =========

The accompanying notes are an integral part of these statements.

                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1995 and 1994
                          --------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of these statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and changes of net assets available for benefits, and disclosure of contingencies. Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

     Prior to January 1, 1995, all assets (including the ESOP assets which totaled approximately $926,000), were held in the Shared Medical Systems Corporation Retirement Savings Plan (the "former plan"). Effective January 1, 1995 all net assets of the former plan excluding the ESOP assets, were transferred to the SMS Retirement Savings Plan (the "Plan"), to which these financial statements relate. The ESOP assets remained in the former plan which was renamed the Shared Medical Systems Corporation Employee Stock Ownership Plan (the "ESOP"). For comparative purposes, the December 31, 1994 net assets available for benefits in these statements excludes the ESOP assets. The terms of the Plan are substantially the same as the applicable terms of the former plan, other than those provisions which specifically related to the ESOP assets.

     Investments of the Plan are presented in the statements of net assets available for benefits at fair value.

     Realized gains and losses are calculated by subtracting the value of the assets at the beginning of the Plan year (if held on the first day of the Plan year) or their acquisition date (if purchased during the Plan year) from the proceeds received. Unrealized appreciation/depreciation of investments is calculated by subtracting the fair value of the assets at the beginning of the year, adjusted for assets purchased during the year (valued on date of acquisition) and/or sold during the year (valued as described above) from the fair value of assets at the end of the year.

     Plan receivables reported on the statements of net assets available for benefits have not been allocated on an individual fund basis. Therefore, the December 31, 1995 fair values reported for each investment fund on the statements of net assets available for benefits differ from the ending fund balances reported on the statement of changes in net assets available for benefits, but the statements agree in aggregate.

(2)  DESCRIPTION OF THE PLAN:
     ------------------------

     ELIGIBILITY
     -----------

     Employees of the Company, as defined in the Plan, are eligible to participate in the Plan with respect to before-tax contributions ("base contributions") and employer matching contributions (both as described below) on the first day of employment, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or following the first day of employment. Approximately 4,596 employees were eligible to participate in the Plan as of December 31, 1995.

     PARTICIPATION
     -------------

     Base Contributions - Eligible employees may contribute, through salary
     ------------------
     reductions, up to 15% of compensation, subject to certain limitations under the Internal Revenue Code (the "Code"). The percentage of base contributions by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of the Code.

     Employer Matching Contributions - The Company may match, through
     -------------------------------
     discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Company's Board of Directors. For the Plan years ended December 31, 1995 and 1994 the Company contributed $3,036,000 and $2,060,000 respectively, in matching contributions.

     Profit-sharing Contributions - The Company may make profit-sharing
     ----------------------------
     contributions as determined at the discretion of its Board of Directors. Such contributions will be allocated in accordance with the Plan document. For the Plan years ended December 31, 1995 and 1994 there were no profit-sharing contributions.

     Vesting - All participants are fully vested in their base contribution
     -------
     account balances at all times. A participant becomes 20% vested in his employer matching and employer profit-sharing contributions after three years of service. An additional 20% vests each year thereafter, with full vesting after seven years of service. A year of service is defined as a calendar year in which the participant completes at least 1,000 hours of service. Forfeitures are used to reduce employer matching or employer profit-sharing contributions for the year in which the forfeitures occur.

     Investment Directions - Participants may elect to have their base, employer
     ---------------------
     matching, and profit-sharing contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

          Shared Medical Systems Corporation Common Stock Fund - invests in
          ----------------------------------------------------
          Company common stock.

          Vanguard Wellington Fund - provides conservative investors with a
          ------------------------
          prudent investment program that ensures a)conservation of principal;
          b)reasonable income return; and, c)profits without undue risks.

          Vanguard Windsor Fund - seeks long-term growth of capital and income
          ---------------------
          by investing in a portfolio of common stocks. As a secondary objective, the Fund also seeks a reasonable level of current income.

          Vanguard W.L. Morgan Growth Fund - seeks long-term growth of capital
          --------------------------------
          by investing in a portfolio of common stocks.

          Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
          --------------------------------------------------------------
          Portfolio - provides a high level of current income, consistent with
          ---------
          maintenance of principal and liquidity, by investing in a diversified portfolio of long-term, investment-grade bonds.

          Vanguard Money Market Reserves Prime Portfolio - seeks maximum current
          ----------------------------------------------
          income, preservation of capital, and liquidity by investing in a portfolio of money market instruments.

          Vanguard Index Trust 500 Portfolio - attempts to provide investment
          ----------------------------------
          results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

          Vanguard Primecap Fund - seeks long-term growth of capital by
          ----------------------
          investing principally in a portfolio of common stocks.

          Vanguard International Growth Portfolio - seeks long-term capital
          ---------------------------------------
          growth by investing in the common stocks of companies based outside of the United States.

          Vanguard Bond Index Fund - Total Bond Market Portfolio - attempts to
          ------------------------------------------------------
          match the total return of the Lehman Brothers Aggregate Bond Index.

     In the absence of any written designation of investment fund preference, the Trustee shall direct that all base, employer matching or employer profit-sharing contributions received for any participant be invested in the Vanguard Money Market Reserves Prime Portfolio.

     Participants must maintain a minimum of 10% of their account balance in each selected fund. Participants may reapportion their account balances once during each quarter ending March 31, June 30, September 30, and December 31.

     The following funds individually represent more than 5% of the net assets available for benefits of the Plan for the years ended December 31, 1995 and 1994:

       -  Shared Medical Systems Corporation Common Stock Fund
       -  Vanguard Windsor Fund
       -  Vanguard W.L. Morgan Growth Fund
       -  Vanguard Fixed Income Securities Fund Long-Term Corporate Bond
          Portfolio
       -  Vanguard Money Market Reserves Prime Portfolio
       -  Vanguard Index Trust 500 Portfolio

     Participant Loans - A participant may borrow the lesser of $50,000 or one-
     -----------------
     half of the vested balance of the participant's base contribution account and employer matching contribution account, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at any time. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is based on comparable market rates for secured loans with similar terms. The interest rates as of December 31, 1995 and 1994 were 7.00% and 8.75%, respectively.

     Withdrawals - A participant may elect to make withdrawals of supplemental
     -----------
     contributions (after-tax contributions made to the Plan prior to January 1, 1989) in accordance with the Plan. After withdrawing all amounts credited to his/her supplemental contribution account, the participant can withdraw his/her remaining vested account balance in accordance with Plan provisions for hardship withdrawals.

     Distribution of Benefits - Upon termination of service due to death,
     ------------------------
     disability, retirement, or other reasons, a participant shall be entitled to benefits based on the net vested amounts in the participant's accounts. The form of payment of these benefits is a lump sum distribution or installment payments, in accordance with Plan provisions. As of December 31, 1995, there were no outstanding claims payable.

     Termination of the Plan - The Company has the right under the Plan to
     -----------------------
     discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become fully vested in their account balances and receive a complete distribution in accordance with Plan provisions.

     Administration of the Plan - The Plan is administered by an administrative
     --------------------------
     committee, which is appointed by the Board of Directors.

     The Vanguard Group of Investment Companies, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355 is the Plan recordkeeper, trustee and custodian. All costs with respect to services performed for the Plan by Vanguard were paid by the Company.

(3)  FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
     -------------------------------------------

     The Internal Revenue Service (the "IRS") ruled in 1994 that the former plan, as amended and restated effective January 1, 1989, met the requirements for qualification contained in section 401(a) of the Code. The IRS also ruled that the termination of the former plan did not affect the qualification of the former plan. The Administrative Committee and legal counsel believe the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for Federal income taxes has been included in the accompanying financial statements. The Company intends to file for a determination on the qualification of the Plan.

                                                                 SCHEDULE I


                                  ITEM 27 (a)

                                EIN 23-1704148
                                --------------
                          SMS RETIREMENT SAVINGS PLAN
                          ---------------------------
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------
                               DECEMBER 31, 1995
                               -----------------
                            (dollars in thousands)

                                                                              FAIR
IDENTITY OF ISSUE                   DESCRIPTION              COST             VALUE
- -----------------                   -----------            --------         --------
Shared Medical Systems              SMS Common Stock
Corporation ("SMS")                     284,949 shares     $  6,461         $ 15,495

Wellington Fund                     Mutual Fund
                                        194,823 shares        4,023            4,760

Windsor Fund                        Mutual Fund
                                      3,055,631 shares       40,142           44,398

W. L. Morgan Growth Fund            Mutual Fund
                                      1,182,060 shares       14,092           16,655

Vanguard Fixed Income               Mutual Fund
Securities Fund                       1,836,320 shares       15,085           17,408


Vanguard Money Market Fund          Money Market Fund         9,210            9,210

Vanguard Index Trust                Mutual Fund
                                        359,777 shares       16,163           20,723

Vanguard Primecap Fund              Mutual Fund
                                         93,673 shares        2,466            2,457

Vanguard International Growth       Mutual Fund
 Portfolio                               43,438 shares          650              653

Vanguard Bond Index Fund            Mutual Fund
                                          6,146 shares           61               62

Participant Loans (interest rates   Loan Fund                 2,899            2,899
                                                           --------         --------
ranging from 7.0% to 12.5%)                                $111,252         $134,720
                                                           ========         ========

                                  ITEM 27 (d)                        SCHEDULE II


                                 EIN 23-1704148
                          SMS RETIREMENT SAVINGS PLAN
                            REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             (dollars in thousands)

                                                                                                                CURRENT
                                                                                                                VALUE OF
                                                                                                                ASSETS ON
                                                                          PURCHASE     SELLING       COST OF   TRANSACTION
IDENTITY OF PARTY              DESCRIPTION OF TRANSACTION                   PRICE       PRICE        ASSETS      DATE      NET GAIN
- -------------------------      ------------------------------------     ------------  ---------    ----------  ---------  ----------
Shared Medical Systems         (78) Purchases of 52,100 shares of
Corporation                    Common Stock (1)                             $2,854                   $2,854      $2,854     -

Shared Medical Systems         (133) Sales and distributions of 42,614
Corporation                    shares of Common Stock (1)                               $2,385       $2,002      $2,385     $383

Vanguard Group of              (116) Purchases of 91,022 shares of
Investment Companies           Wellington Fund                              $2,026                   $2,026      $2,026     -

Vanguard Group of              (91) Sales of 26,665 shares of
Investment Companies           Wellington Fund                                            $601         $533        $601      $68

Vanguard Group of              (132) Purchases of 885,538 shares of
Investment Companies           Windsor Fund                                $12,872                  $12,872      12,872     -

Vanguard Group of              (162) Sales of 284,135 shares of
Investment Companies           Windsor Fund                                             $4,248       $3,629      $4,248     $619

Vanguard Group of              (106) Purchases of 316,269 shares of
Investment Companies           W. L. Morgan Growth Fund                     $4,268                   $4,268      $4,268     -

Vanguard Group of              (126) Sales of 89,411 shares of W.L.
Investment Companies           Morgan Growth Fund                                       $1,225       $1,028      $1,225     $197

Vanguard Group of              (166) Purchases of 452,539 shares of
Investment Companies           Fixed Income Securities Fund                 $3,963                   $3,963      $3,963     -

Vanguard Group of              (159) Sales of 224,276 shares of
Investment Companies           Fixed Income Securities Fund                             $1,989       $1,822      $1,989     $167

Vanguard Group of              (168) Purchases of 3,923,105 units of
Investment Companies           Money Market Fund                            $3,923                   $3,923      $3,923     -

(Continued)

                                   ITEM 27 (d)                      SCHEDULE II

                                 EIN 23-1704148
                          SMS RETIREMENT SAVINGS PLAN
                            REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                             (dollars in thousands)

                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSETS ON
                                                                PURCHASE     SELLING      COST OF       TRANSACTION
IDENTITY OF PARTY        DESCRIPTION OF TRANSACTION               PRICE       PRICE        ASSETS           DATE          NET GAIN
- ---------------------    ------------------------------------  ------------  ---------   ----------    ---------------   ----------
Vanguard Group of        (139) Sales of 2,236,337 units of
Investment Companies     Money Market Fund                                   $2,236        $2,236              $2,236       -

Vanguard Group of        (146) Purchases of 90,191 shares of
Investment Companies     Index Trust                                 $4,605                $4,605              $4,605       -

Vanguard Group of        (129) Sales of 23,194 shares of index
Investment Companies     Trust                                               $1,191        $1,022              $1,191         $169

Vanguard Group of        (91) Purchases of 96,793 shares of
Investment Companies     Primecap Fund                               $2,548                $2,548              $2,548       -

Vanguard Group of        (8) Sales of 3,120 shares of
Investment Companies     Primecap Fund                                          $82           $82                 $82       -

Vanguard Group of        (50) Purchases of 45,389 shares of
Investment Companies     International Growth Portfolio                $678                  $678                $678       -

Vanguard Group of        (6) Sales of 1,951 shares of
Investment Companies     International Growth Portfolio                         $29           $29                 $29       -

Vanguard Group of        (26) Purchases of 9,431 shares of
Investment Companies     Bond Index Fund                                $93                   $93                 $93       -

Vanguard Group of        (1) Sales of 3,285 shares of
Investment Companies     Bond Index Fund                                        $33           $32                 $33        $1

(1) This is also a party-in-interest transaction.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee
SMS Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 16, 1996, on the SMS Retirement Savings Plan financial statements as of December 31, 1995 included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 (File No. 33-34089).



                                                             ARTHUR ANDERSEN LLP



Philadelphia, PA
  May 16, 1996

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           SMS RETIREMENT SAVINGS PLAN


Date:  June 10, 1996                       By:     /S/ Edward J. Grady
                                              ----------------------------------
                                              Edward J. Grady
                                              Chairman, Administrative Committee